October 19, 2012

VIA EDGAR AND HAND DELIVERY

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Restoration Hardware Holdings, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed October 11, 2012
Responses Dated October 9, 2012 and October 17, 2012
File No. 333-176767

Dear Ms. Ransom:

On behalf of Restoration Hardware Holdings, Inc. (the “Company”), this letter responds to your letter, dated October 18, 2012 (the “Comment Letter”), regarding the above-referenced Amendment No. 6 (“Amendment No. 6”) to Registration Statement on Form S-1 (the “Registration Statement”), filed on October 11, 2012, and responses dated October 9, 2012 and October 17, 2012. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. The page references in our responses are to the revised prospectus included in Amendment No. 7 to the Registration Statement (“Amendment No. 7”), which is being filed today by electronic submission. References herein to “we” and “our” refer to Restoration Hardware Holdings, Inc. and its consolidated subsidiaries unless otherwise noted.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 19, 2012

Supplemental Response dated October 17, 2012

1.	We note the disclosure under “Prospectus Summary—Recent Developments” on page 3 that you may include in a subsequent amendment regarding your partial third quarter results of operations, and it appears that the presentation of these preliminary results in isolation provides investors with an incomplete picture of your financial results. Accordingly, we have the following comments:

•

Please advise us why you believe that presenting your estimated increase in net revenues without providing estimated disclosure regarding changes in other financial statement line items during the same period, such as costs of goods sold or income from operations, is appropriate and does not provide investors with an incomplete picture of your results of operations.

•

To the extent you include disclosure regarding your estimated increases in comparable store and direct sales, please discuss the way(s) in which these results are consistent with or different from your results of operations in prior periods. Please also expand your disclosure to explain both quantitatively and qualitatively the factors that you believe have contributed to the increases in comparable store and direct sales. The nature of any unusual or non-recurring items that have impacted or are expected to impact the preliminary results should also be disclosed.

•

We note your statement in your proposed disclosure that “these preliminary results could change materially.” If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to vary materially from that reflected in the preliminary results. Accordingly, please remove this statement, as it implies that investors should not rely on the information presented, or explain why the presentation of this information alongside a disclaimer that the preliminary financial information could differ materially provides meaningful disclosure to investors.

Please also confirm your understanding that if, prior to the effective date of your registration statement, more precise numbers become available as you conduct your financial closing procedures for the quarter ended October 27, 2012, or your financial statements for the most recent quarterly period become available, they should be included in your registration statement.

Answer: We are providing for your review, and intend to include in a subsequent amendment, the disclosure below regarding our partial third quarter results of operation, with marked changes against the disclosure provided in our supplemental letter filed on October 17, 2012. In response to the Staff’s comment, we have deleted the disclosure of net revenue growth and have placed the discussion of comparable store sales growth into context with respect to our direct business and net revenue by indicating that the increase in comparable store sales is tracking to a higher growth rate than the growth in the direct business and net revenue, which trend is consistent with the Company’s performance for the first six months of fiscal 2012. We have also provided detailed disclosure regarding the ways that comparable store sales vary from prior periods and the reasons for such changes, and removed the statement regarding material changes to our preliminary results.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 19, 2012

•

As of September 29, 2012, we had 73 retail stores, consisting of 71 Galleries and 2 full line Design Galleries, and 12 outlet stores throughout the United States and Canada. For the nine-week period from July 29, 2012, the first day of our third quarter of fiscal 2012, to September 29, 2012, we estimate that ~~our net revenues increased by approximately 19.6%,~~ our comparable store sales increased by approximately 27.8% ~~and sales from our direct business increased by approximately 20.7%, in each case~~ compared to the first nine weeks of our third quarter of fiscal ~~2011. This reflects only~~ 2011 ending October 1, 2011. Consistent with our financial performance for the first six months of fiscal 2012, the increase in comparable store sales during the third quarter is tracking to a higher growth rate than our rate of growth in our direct business and net revenue. The lower rate of growth in our net revenues as compared to the growth in our comparable store sales is attributable primarily to store closures. As of October 1, 2011, we had 84 retail stores, consisting of 83 Galleries and 1 full line Design Gallery, and 10 outlet stores throughout the United States and Canada. The primary drivers of increased comparable store sales during the nine weeks ended September 29, 2012 include increased product assortment, expanded service offerings, increased circulation of our Source Books and store closures in market areas where an existing store can capture volume from the closure of another location.

This preliminary financial information is for the first nine weeks of our third fiscal quarter. Accordingly, we have not begun our normal quarter-end closing and review procedures ~~and there can be no assurance that final results for the full thirteen-week period ending October 27, 2012 will not differ from the results for this nine-week period~~. The results for this nine-week period represent only a portion of our fiscal quarter, will be subject to quarter-end closing procedures and/or adjustments and should not be viewed as a substitute for full interim financial statements prepared in accordance with generally accepted accounting principles in the United States and reviewed by our auditors. These preliminary results ~~could change materially and~~ are not necessarily indicative of the results to be achieved for the thirteen-week period ending October 27, 2012, the remainder of fiscal 2012 or any future period. This preliminary financial data has been prepared by, and is the responsibility of, our management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Amendment No. 6 to Registration Statement on Form S-1

General

Ms. Mara L. Ransom

Securities and Exchange Commission

October 19, 2012

2.	Page 6 indicates you will effectuate a stock split prior to the offering. When the terms of the stock split are finalized, please revise your entire document to give retrospective effect to the split. Further, if the application of this transaction to your financial statements will prevent your auditor from expressing an opinion on the financial statements at the time of filing, please file a draft report in the form that will be expressed at effectiveness. The draft report should be accompanied by a signed preface stating that the auditor expects to be in a position to issue the report in the form presented at effectiveness. Please note that no registration statement can be declared effective until the preface is removed and the report is finalized. Please refer to SAB Topic 4.C.

Answer: Once we have finalized the terms of our stock split, we will revise the Registration Statement in a subsequent amendment to give retrospective effect to the split.

Summary Historical Consolidated Financial and Operating Data, page 13

3.	We note you elected to change your accounting policy related to your stock-based compensation expense methodology. We also note you retrospectively applied the change in your financial statements. Tell us what necessitated this change in accounting principle at this time considering your initial filing of this registration statement was made on September 9, 2011. In this regard, we would like to better understand your basis in justifying this as an allowable alternative accounting principle pursuant to ASC 250-10-45-2(b). Please tell us if there were other factors you considered besides the peer company analysis you recently performed. Also, please summarize for us the peer companies that use the graded vesting method. If other peer companies are using the graded vesting method, then tell us how you reasonably concluded one method is being predominately used in the industry.

Answer: Over the last several months, the Company has hired additional accounting and finance resources, including a new Chief Financial Officer and a new Chief Accounting Officer. As part of the CFO’s on-boarding process, a thorough review of our accounting policies was performed. During this review, it was noted that the Company recognized stock-based compensation expense on a graded, or accelerated basis for time-based service only awards. The new finance management team was not aware of any other retail companies who follow this policy for expense recognition of service-only awards based on their prior industry experience. Further, in sharing our financial model with analysts as part of the offering process, our stock-based compensation policy appeared to yield anomalous results and create confusion as to the size of the estimated option grants under our new stock option and award plan.

We performed a benchmarking analysis to better validate our understanding that our stock-based compensation policy and resulting expense was inconsistent with the practices of our peers. Based on the results of this initial analysis, we concluded that a change to recognition of stock-based compensation on a straight line basis would be a preferable change

Ms. Mara L. Ransom

Securities and Exchange Commission

October 19, 2012

to allow for greater comparability to our peers. We believe that preparing financial statements that are comparable to our peers and the broader industry group is helpful to the users of our financial statements. As a result, the Company effected this change in accounting policy as of the second fiscal quarter of 2012. This change was then applied retrospectively, as required by ASC 250-10-45-5.

In response to your comment regarding the extent of benchmarking performed, we have expanded our analysis to include 127 companies (attached as Exhibit A hereto), noting that of the 80 companies that specifically disclosed their method of expense attribution for service based awards, 76 companies, or 95%, applied the straight line method and 4 applied the graded method. Based on the results of this expanded data set, we continue to believe that this change is preferable as it allows our results to be more comparable with our home furnishing sector peers and with the accounting applied in the broader retail industry.

4.	Notwithstanding the above comment, we note the change in accounting principle has significantly improved your net loss for the fiscal year ended January 29, 2011, and improved your net income for the year ended January 28, 2012. Please revise to prominently disclose the effects of this change in accounting principle on your net income (loss) for all periods presented in your summary historical consolidated financial and operating data on page 13 in addition to your footnote disclosure.

Answer: We have revised the disclosure on page 15, 51 and 67 of Amendment No. 7 in response to the Staff’s comment.

Risk Factors, page 18

Risks Related to Our Business, page 18

We may be exposed to risks and costs . . . ., page 29

5.	We note your disclosure that you are not fully compliant with PCI Data Security Standards. Please disclose whether this non-compliance has resulted in financial or operational consequences imposed on you by any individual payment brands or processors. Please disclose any material costs associated with such non-compliance, including any costs associated with becoming compliant with PCI Data Security Standards. In this regard, please clarify whether you intend to become compliant with PCI Data Security Standards.

Answer: Our non-compliance with PCI Data Security Standards has not resulted in any financial or operational consequences and we have not incurred any material costs in connection with such non-compliance. However, we intend to obtain compliance with PCI Data Security Standards and we will incur additional expenses, which do not expect to be material, to attain and maintain PCI compliance. We have revised the disclosure on page 29 of Amendment No. 7 accordingly.

Ms. Mara L. Ransom

Securities and Exchange Commission

October 19, 2012

Critical Accounting Policies and Estimates, page 74

6.	We read your response letter dated October 9, 2012 addressing comment 16 in our letter dated June 18, 2012. Please revise to update your disclosure regarding the factors underlying the significant differences between the fair values of your previously issued Home Holdings units and the estimated IPO price.

Answer: We have revised the disclosure on pages 78-81 of Amendment No. 7 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 120

Stockholders Agreement, page 122

7.	We note your disclosure that Home Holdings expects to nominate two observers to the board of directors. We also note that Mr. Friedman will have board observer rights. Please briefly describe the rights, if any afforded to board observers.

Answer: We have revised the disclosure on page 125 of Amendment No. 7 in response to the Staff’s comment.

We will provide you with marked copies of Amendment No. 7 to expedite your review.

If you have any questions, please do not hesitate to call Gavin Grover at (415) 268-7113 or Stewart McDowell at (415) 393-8322.

Very truly yours,

/s/ Gavin B. Grover	/s/Stewart L. McDowell
Gavin B. Grover	Stewart L. McDowel

cc:	Carlos E. Alberini, Restoration Hardware Holdings, Inc.
Karen Boone, Restoration Hardware Holdings, Inc.
Robert Babula, Securities and Exchange Commission
Donna Di Silvio, Securities and Exchange Commission
Lisa Kohl, Securities and Exchange Commission

Ms. Mara L. Ransom

Securities and Exchange Commission

October 19, 2012

Exhibit A

SHARE-BASED COMPENSATION CALCULATION

BENCHMARKING APPENDIX

AS OF: OCTOBER 18, 2012

COMPANY	FILING	YEAR ENDING	ACCTG POLICY

Abercrombie & Fitch	Form 10-K	January 28, 2012	Straight-line

AÉROPOSTALE, INC.	Form 10-K	January 28, 2012	***

American Eagle Outfitters	Form 10-K	January 28, 2012	***

America’s Car-Mart, Inc	Form 10-K	April 30, 2012	***

Amerigas Partners LP	Form 10-K	September 31, 2011	***

Amscan Holdings Inc	Form 10-K	December 31, 2011	Straight-line

Ann Inc	Form 10-K	January 28, 2012	Straight-line

ARI Network Services, Inc.	Form 10-K	July 31, 2011	***

Ark Restaurants Corp.	Form 10-K	October 1, 2011	Straight-line

Asbury Automotive Group	Form 10-K	December 31, 2011	Straight-line

Ascena Retail Group	Form 10-K	July 28, 2012	***

Barnes & Noble, Inc.	Form 10-K	April 28, 2012	Straight-line

Bassett Furniture Industries Inc	Form 10-K	November 26, 2011	Straight-line

Bed, Bath & Beyond	Form 10-K	February 25, 2012	***

Belk, Inc.	Form 10-K	January 28, 2012	***

Best Buy Inc.	Form 10-K	March 3, 2012	Straight-line

Bidz.com, Inc.	Form 10-K	December 31, 2011	Straight-line

Big 5 Sporting Goods Corporation	Form 10-K	January 1, 2012	Straight-line

Big Lots, Inc.	Form 10-K	January 28, 2012	***

BJ’s Restaurants, Inc.	Form 10-K	January 3, 2012	***

BJ’s Wholesale Club, Inc.	Form 10-K	January 29, 2011	Straight-line

Blockbuster Inc.	Form 10-K	January 2, 2011	***

Blue Nile, Inc.	Form 10-K	January 1, 2012	Straight-line

Blue Square - Israel Ltd	Form 20-F	December 31, 2011	***

Bluefly, Inc.	Form 10-K	December 31, 2011	***

Bob Evans Farms, Inc.	Form 10-K	April 27, 2012	Straight-line

Bon Ton Stores, Inc	Form 10-K	January 28, 2012	Graded

Books-A-Million, Inc.	Form 10-K	January 28, 2012	***

Borders Group, Inc.	Form 10-K	January 29, 2011	Straight-line

Buckle, Inc.	Form 10-K	January 28, 2012	***

Buffalo Wild Wings, Inc.	Form 10-K	December 25, 2011	***

Build-A-Bear Workshop, Inc.	Form 10-K	December 31, 2011	Straight-line

Builders FirstSource, Inc.	Form 10-K	December 31, 2011	***

Burger King Holdings, Inc.	Form 10-K	December 31, 2011	Straight-line

Burlington Coat Factory Warehouse Corp	Form 10-K	January 28, 2012	Straight-line

Cabela’s Incorporated	Form 10-K	December 31, 2011	Straight-line

Cache, Inc.	Form 10-K	December 31, 2011	Straight-line

CarMax Inc	Form 10-K	February 29, 2012	Straight-line

Carrols Restaurant Group, Inc.	Form 10-K	December 31, 2011	Straight-line

Cash America International, Inc.	Form 10-K	December 31, 2011	***

Casual Male Retail Group, Inc.	Form 10-K	January 28, 2012	***

Ms. Mara L. Ransom

Securities and Exchange Commission

October 19, 2012

CEC Entertainment, Inc.	Form 10-K	January 1, 2012	Straight-line

Charming Shoppes, Inc.	Form 10-K	January 28, 2012	Straight-line

Chico’s FAS, Inc	Form 10-K	January 28, 2012	Straight-line

Children’s Place Retail Stores, Inc.	Form 10-K	January 28, 2012	Straight-line

Chipotle Mexican Grill, Inc.	Form 10-K	December 31, 2011	Straight-line

Christopher & Banks Corporation	Form 10-K	February 26, 2011	Straight-line

Citi Trends, Inc.	Form 10-K	January 28, 2012	Straight-line

Claires Stores, Inc.	Form 10-K	January 28, 2012	Graded

Collective Brands, Inc.	Form 10-K	January 28, 2012	Straight-line

Cost Plus	Form 10-K	January 28, 2012	***

Dick’s Sporting Goods, Inc.	Form 10-K	January 28, 2012	Straight-line

Dillards, Inc.	Form 10-K	January 28, 2012	***

Dollar Tree, Inc.	Form 10-K	January 28, 2012	Straight-line

DSW, Inc.	Form 10-K	January 28, 2012	Straight-line

Ethan Allen Interiors Inc	Form 10-K	June 30, 2012	***

Express, Inc.	Form 10-K	January 28, 2012	Straight-line

Family Dollar Stores, Inc.	Form 10-K	August 27, 2011	Straight-line

Finish Line, Inc.	Form 10-K	March 3, 2012	Straight-line

Foot Locker, Inc.	Form 10-K	January 28, 2012	***

Freds, Inc.	Form 10-K	January 28, 2012	Graded

Fresh Market, Inc.	Form 10-K	January 29, 2012	Straight-line

Furniture Brands Interactive	Form 10-K	December 31, 2011	Straight-line

GAP INC	Form 10-K	January 28, 2012	Straight-line

Genesco, Inc.	Form 10-K	January 28, 2012	***

GNC Holdings, Inc.	Form 10-K	December 31, 2011	***

Guess?, Inc.	Form 10-K	January 28, 2012	Straight-line

Gymboree Corp	Form 10-K	January 28, 2012	Straight-line

HanesBrands, Inc.	Form 10-K	December 31, 2011	***

Haverty Furniture Companies, Inc.	Form 10-K	December 31, 2011	Straight-line

Hillenbrand, Inc.	Form 10-K	September 30, 2011	Straight-line

HSN, Inc.	Form 10-K	December 31, 2011	Straight-line

IAC/Interactive Corp	Form 10-K	December 31, 2011	***

Inergy, LP	Form 10-K	September 30, 2011	***

J Crew Group Inc	Form 10-K	January 28, 2012	Straight-line

J. Alexander’s Corporation	Form 10-K	January 1, 2012	Straight-line

J.C. Penney Company, Inc.	Form 10-K	January 28, 2012	Straight-line

Kohl’s Corporation	Form 10-K	January 28, 2012	Straight-line

La-Z-Boy Incorporated	Form 10-K	April 28, 2012	Straight-line

Leggett & Platt, Inc.	Form 10-K	December 31, 2011	Straight-line

Macy’s Inc.	Form 10-K	January 28, 2012	Straight-line

McDonald’s Corporation	Form 10-K	December 31, 2011	Straight-line

Medifast, Inc.	Form 10-K	December 31, 2011	Straight-line

Men’s Warehouse, Inc.	Form 10-K	January 28, 2012	Straight-line

Michaels Stores, Inc.	Form 10-K	January 28, 2012	***

Neiman Marcus, Inc.	Form 10-K	July 28, 2012	Straight-line

Ms. Mara L. Ransom

Securities and Exchange Commission

October 19, 2012

Netflix, Inc.	Form 10-K	December 31, 2011	Straight-line

NGL Energy Partners, LP	Form 10-K	March 31, 2012	***

Nordstrom Inc	Form 10-K	January 28, 2012	Straight-line

Office Depot, Inc.	Form 10-K	December 31, 2011	Straight-line

O’Reilly Automotive, Inc.	Form 10-K	December 31, 2011	***

Overstock.com, Inc.	Form 10-K	December 31, 2011	Straight-line

Pacific Sunwear of California, Inc.	Form 10-K	January 28, 2012	Straight-line

Panera Bread Company	Form 10-K	December 27, 2011	Straight-line

PetSmart, Inc.	Form 10-K	January 28, 2012	Straight-line

Pier 1	Form 10-K	February 25, 2012	Straight-line

Pricemart, Inc.	Form 10-K	August 31, 2011	Straight-line

Ralph Lauren Corp	Form 10-K	March 31, 2012	***

Ross Stores, Inc.	Form 10-K	January 28, 2012	***

Roundy’s Inc	Form 10-K	December 31, 2011	***

rue21, inc.	Form 10-K	January 28, 2012	Straight-line

Saks Inc	Form 10-K/A	January 28, 2012	Straight-line

Sally Holdings, LLC	Form 10-K	September 30, 2011	Straight-line

Sally’s Beauty Holdings, LLC	Form 10-K	September 30, 2011	Straight-line

Shoe Carnival, Inc	Form 19-K	January 28, 2012	***

Signit Jewelers, Ltd	Form 10-K	January 28, 2012	Straight-line

Sports Chalet, Inc	Form 10-K	April 1, 2012	***

Stage Stores, Inc.	Form 10-K	January 28, 2012	***

Stanley Furniture Co	Form 10-K	December 31, 2011	Straight-line

Star Gas Partners, LP	Form 10-K	September 30, 2011	***

Starbucks Corporation	Form 10-K	October 2, 2011	Graded

Stater Bros Holdings, Inc.	Form 10-K	September 25, 2011	***

Stein Mart, Inc.	Form 10-K	January 28, 2012	***

Susser Holdings Corp	Form 10-K	January 1, 2012	Straight-line

Talbots, Inc.	Form 10-K	January 28, 2012	Straight-line

Target Corporation	Form 10-K	January 28, 2012	Straight-line

Tiffany & Co	Form 10-K	January 31, 2012	***

Titan Machinery, Inc.	Form 10-K	January 31, 2012	***

Tops Holding Corp	Form 10-K	December 31, 2011	Straight-line

Urban Outfitters, Inc.	Form 10-K	January 31, 2012	***

Vera Bradley, Inc.	Form 10-K	January 28, 2012	Straight-line

Village Super Market, Inc.	Form 10-K	July 28, 2012	***

Vitamin Shoppe, Inc.	Form 10-K	December 31, 2011	***

Weis Markets, Inc.	Form 10-K	December 31, 2011	***

Whole Foods Market, Inc.	Form 10-K	September 25, 2011	Straight-line

Williams Sonoma	Form 10-K	January 29, 2012	Straight-line

Zale Corp	Form 10-K	July 31, 2012	***

***	Accounting method for service-only awards was unclear in SEC filing